MyStreme Inc.

(a Delaware Corporation)

Audited Financial Statements

As of the date of July 12, 2022 (Inception)

Audited by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

MyStreme Inc.

Table of Contents

TaxDrop

Independent Auditor's Report

January 13, 2023
To: Management of MyStreme Inc.
Attn: Jason Brents, CEO
Re: Inception Financial Statement Audit – MyStreme Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of MyStreme Inc., which comprise the balance sheet as of the date of July 12, 2022 (Inception), and the related statements of income, changes in stockholders' equity, and cash flows for the date then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of MyStreme Inc. as of the date of July 12, 2022 (Inception), and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of MyStreme Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about MyStreme Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of MyStreme Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about MyStreme Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
January 13, 2022

MYSTREME, INC.
BALANCE SHEET
As of July 12, 2022 (Inception)
(Audited)

ASSETS	
Current Assets	
Cash and cash equivalents	$ -
Total Current Assets	**-**
Property and Equipment	
Furniture and equipment	-
Accumulated depreciation	-
Net Property and Equipment	**-**
Total Assets	**$ -**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Accounts payable	$ -
Total Current Liabilities	**-**
Long-Term Liabilities	
Total Long-Term Liabilities	**-**
Total Liabilities	**-**
Stockholder's equity	
Common stock, $0.0001 par value, 1,000,000 shares authorized 1,000,000 shares issued and outstanding	100
Stock subscription receivable	(100)
Retained earnings/(Accumulated Deficit)	-
Total Stockholder's Equity	**-**
Total Liabilities and Stockholder's Equity	**$ -**

The accompanying footnotes are an integral part of these financial statements.

MYSTREME, INC.
INCOME STATEMENT
As of July 12, 2022 (Inception)
(Audited)

Revenues	$ -
Operating Expenses	
Advertising	-
Research and development	-
General and administrative	-
Facility	-
Personnel	-
Depreciation and amortization	-
Total Operating Expenses	-
Net Income (Loss)	**$ -**

The accompanying footnotes are an integral part of these financial statements.

MYSTREME, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
As of July 12, 2022 (Inception)
(Audited)

	Common stock shares	Common stock ($ par value)	Stock subscription receivable	Retained earnings/ (Accumulated deficit)	Total Stockholder's Equity (Deficit)
Balance as of July 12, 2022 (inception)	1,000,000	$ 100	$ (100)	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

MYSTREME, INC.
STATEMENT OF CASH FLOWS
As of July 12, 2022 (Inception)
(Audited)

Cash Flows from Operating Activities	
Net Income (Loss)	**$ -**
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation and amortization	-
Changes in operating assets and liabilities:	
Net cash provided by (used in) operating activities	**-**
Cash Flows from Investing Activities	
Purchase of furniture and equipment	-
Net cash used in investing activities	**-**
Cash Flows from Financing Activities	
Net cash used in financing activities	**-**
Net change in cash and cash equivalents	**-**
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	**$ -**

The accompanying footnotes are an integral part of these financial statements.

MYSTREME INC.
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 12, 2022 (INCEPTION)

NOTE 1 – NATURE OF OPERATIONS

MyStreme, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on July 12, 2022. The Company is a retail video streaming content aggregation service and application, focused entirely on providing each subscriber their unique favorite general entertainment, hobbies, education, faith, career, and other video content, integrated into their lives, in one place.

Since inception, the Company has relied on contributions from owners to fund its operations. The Company will likely incur losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from capital raises, (See Note 4), if and when such funds can be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand,

competition, and other economic factors. Based on this assessment there was no impairment as of July 12, 2022 as the Company had no fixed assets.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of July 12, 2022.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There were no deferred tax assets or liabilities as of July 12, 2022.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.

Revenue Recognition

The Company is pre-revenue and has not made any sales or received consideration for any future sales as of July 12, 2022.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

MYSTREME INC.
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 12, 2022 (INCEPTION)

NOTE 3 – EQUITY

On July 12, 2022, the Company has issued 1,000,000 shares at par value for $100 under a subscription agreement with One Door Studios, LLC. At inception the funds remain outstanding and are recorded as a subscription receivable.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of July 12, 2022 (see Note 13 – Subsequent Events).

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 5 – SUBSEQUENT EVENTS

In December 2022 the Company increased the authorized Voting Common Stock shares to 23,900,000. Additionally, the Company authorized two new classes of shares, 1,100,000 shares of Class CF Common Stock and 5,000,000 shares of Class A Common Stock.

The holders of the Voting Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The shares of Class CF Common Stock and Class A Common Stock shall not have voting rights at any meeting of the stockholders of the Company other than those required by law. Unless required by law, there shall be no cumulative voting.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Class CF Common Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of Voting Common Stock or Class A Common Stock by reason of their ownership thereof, an amount per share equal to the Original Issue Price (as defined below), plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class CF Common Stock the full amount to which they shall be entitled under this Subsection 4(a), the holders of shares of Class CF Common Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" shall mean, with respect to the Class CF Common Stock, $4.90 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class CF Common Stock.

Mandatory Conversion. Upon (a) the closing of the sale of shares of Voting Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time that the Voting Common Stock is listed for trading on the New York Stock Exchange, any tier of The Nasdaq Stock Market LLC, or another exchange or marketplace approved the Board of Directors (the time of such closing or the date and time of such event, the Mandatory Conversion Time), (i) all outstanding shares of Class CF Common Stock and Class A Common Stock will automatically convert into an equal

MYSTREME INC.
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 12, 2022 (INCEPTION)

number of shares of Voting Common Stock and (ii) such converted Class CF Common Stock and Class A Common Stock shall be retired and cancelled and may not be reissued.

Crowdfunded Offering

The Company intends to offer Class CF Common Stock for $4.90 per unit (the "Crowdfunded Offering"). The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through January 13, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.